LAURA FERRY-JIMENEZ

13096 Flatiron Trail | Frisco, TX 75035 | 504.994.9099 | laura@inkainkadesigns.com

QUALIFICATIONS

Experienced, hard working and creative. Excellent communication skills, highly dependable and computer literate. Enthusiastic, organized, deadline oriented and self-motivated.

EDUCATION

May 2003   B.A. in Media Arts, Minor in Marketing and Advertising; Tulane University
Graduated Cum Laude

Alpha Sigma Lambda National Honor Society Member

Dec 2002   Marketing Certification; Tulane University

EMPLOYMENT

Freelance Graphic Designer   Oct. 2005 - Present
Inka-Inka Designs; Plano, TX
- Responsible for various freelance design assignments including creation of a quarterly printed newsletter for a homeowner's association, design of various logos and brochures, as well as ads for well-known display company
- Responsible for the coordination and production of a variety of promotional materials
- Utilize design software to create logos, ads, business cards, brochures, t-shirts, invitations, etc.
- Research clients' specific industry and target audience
- Promote Inka-Inka Designs by attending networking meetings and organizations
- Responsible for providing all quotes, invoices, financial information and permits
- Assemble final layouts for printing and provide graphic design for websites

Graphic Designer/Advertising Coordinator   Sept. 2010 - Aug. 2013
Independent Bank Group; McKinney, TX
- Provide direct support to the Senior Vice President of Marketing in the development and implementation of corporate marketing and advertising strategies as well as community involvement
- Responsible for the communication of company information, procedures and events to all bank employees via monthly corporate newsletter, flyers and internal emails
- Create graphics and manage company website updates on a continues basis
- Designed graphics for company social media launch (Facebook, Blog, YouTube & Twitter) and responsible for all current and future company social media design needs
- Manage the overall advertising and branding strategy of the company and its 30 statewide locations
- Responsible for the creation of ads, collateral materials, year-end reports and point-of-sale materials
- Responsible for ensuring that advertising and marketing projects are completed on time and within set budget
- Work closely with Executives, Regional Presidents and Department Managers in order to ensure that all advertising, marketing and communication needs are being met in a timely and effective manner
- Negotiate advertising contracts with radio stations, magazine vendors and newspaper publications
- Responsible for the placement and purchase of all print media as well as initial hire of printing company, resulting in an annual savings of approximately $100,000
- Responsible for the Advertising and Print Media budget, a major part of the departments $450,000 budget
- Assist Mortgage Departments, in both Dallas and Austin, in direct mail campaigns and targeted mailings
- Assist in the planning and execution of two annual bank wide events for all 300+ employees, Employee Appreciation Banquet and Product Launching

Job Services Dept. Co-Coordinator   Sept. 2003 - Sept. 2005
Hispanic Apostolate; Kenner, LA
- Assisted in the overall coordination of Job Services Department
- Prepared monthly progress reports and annual grant report
- Established contacts and employment leads through community events and activities
- Maintained professional relationships with employers and clients, as well as partner agencies
- Promoted the Hispanic Apostolate and its mission by attending United Way meetings and participating in Hispanic radio talk shows in order to generate new clients, sponsors and donations
- Organized guest speakers, planned and executed job fairs geared towards our specific clients
- Assisted the Hispanic Apostolate Board with the planning and execution of annual fundraising event, from sponsorship letters to program design and printing

Art Dept. Manager/Marketing Consultant   Aug. 2002 - July 2003
Automotive Consultant Group; Metairie, LA
- Planned, directed and coordinated all activities in the art department
- Designed inserts and direct mail pieces geared towards specific sales events
- Processed direct mail orders from design to final distribution
- Researched clients' target consumer and market area
- Negotiated agreements (pricing/scheduling) with outside printing and media vendors
- Prepared final productivity reports and proposals
- Provided sales support to approximately 24 outside sales representatives

Graphic Designer/Account Executive   June 1997 - Aug. 2002
White House Promotions, Inc.; Jefferson, LA
- Designed artwork geared towards specific promotional needs and products
- Utilized graphic design software to create logos and event-specific designs
- Developed and maintained personal rapport with clients and vendors
- Promoted White House Promotions, Inc. and attracted new clients by attending networking functions sponsored by The
  Chamber of New Orleans, the Hospitality, Sales & Marketing Association, etc.
- Provided written quotes and estimates for services rendered
- Processed multiple orders in a timely fashion in order to meet event deadlines
- Provided sales support to all of the sales representatives

SKILLS AND ABILITIES
Fluent in Spanish. Computer literate - PC & Macintosh. Skilled in Microsoft Office X, iWork 09, Adobe Creative Suite CS5
(Photoshop, Illustrator, InDesign and Dreamweaver) and ACCESS.

REFERENCES
Available upon request.

LAURA FERRY-JIMENEZ
_____
6832 Century Circle Lane | Plano, TX 75023 | 504.994.9099 | laura@inkainkadesigns.com

REFERENCES: Professional

Eileen Ponce
Independent Bank Group
Marketing Director
972.548.5910

Martin Gutierrez
Catholic Charities Archdiocese of New Orleans
Vice President - Community Services Ministry
504.208.8007

REFERENCES: Personal

Janella Usher
High School At-Risk and Career Counselor
972.821.2101

Nicole Shields
Customer Service Representative
504.329.1914